 Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the accompanying consolidated balance sheet of Titan Trading Analytics Inc. as of October 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2005 and for the year ended October 31, 2005 and October 31, 2004 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their audit report issued under Canadian generally accepted auditing standards dated February 24, 2006.

Comment by Auditors for US Readers on Canada-US Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated February 21, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”

Edmonton, Alberta

Signed

February 21, 2007

Chartered Accountants

TABLE OF CONTENTS

PAGE

Consolidated Balance Sheet

1

Consolidated Statement of Operations

2

Consolidated Statement of Deficit

3

Consolidated Statement of Cash Flows

4

Notes to the Financial Statements

5 - 22

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Balance Sheet

	October 31, 2006	October 31,2005

ASSETS
CURRENT
Cash and cash equivalents	$ 314,450	$ 109,191
Sundry Receivable	4,954	9,437
Deposit on technology software (Note 4)	- - -	62,735
Prepaid Expenses	73,865	704
	393,269	182,067
Equipment (Note 5)	62,435	30,999
	$ 455,704	$ 213,066

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 281,780	$ 167,701
Loans and advances (Note 6)	216,082	91,359
	497,862	259,060

Commitments (Note 10)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	6,717,678	5,293,505
Contributed surplus (Note 7)	1,913,572	222,894
Warrants (Note 7)	725,989	229,025
Deficit	(9,399,397)	(5,791,418)
	(42,158)	(45,994)
	$ 455,704	$ 213,066

See accompanying notes

Approved on behalf of the Board:

“Ken Powell”

“Michael Gossland”

Signed

Signed

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Operations

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)

EXPENSES
Software development (Note 9)	1,891,479	- - -	- - -	1,891,479
Research and development (Note 9)	830,320	609,130	139,488	1,619,979
Salaries & employee benefits	- - -	- - -	- - -	210,916
Business development fees	- - -	101,982	- - -	101,982
Professional fees	153,098	139,207	120,299	466,525
Management and consulting fees (Note 9)	344,068	238,423	112,720	867,253
Office, telephone and miscellaneous	108,624	48,520	20,401	206,808
Travel	78,723	33,761	19,727	139,014
Shareholder communications	79,685	112,660	19,616	242,016
Rent	30,388	29,770	11,738	77,335
Advertising and marketing	25,864	19,315	7,939	69,367
Amortization	11,840	8,722	4,247	272,875
Bank charges and interest	29,138	1,752	1,414	36,351
Trading loss	30,136	- - -	- - -	30,136
Bad debt	- - -	- - -	- - -	3,000
Loss (Gain) on foreign exchange	(5,384)	47	-- -	(2,399)
	3,607,979	1,343,289	457,589	6,232,637
Interest and other income	- - -	- - -	- - -	581
NET LOSS	(3,607,979)	(1,343,289)	(457,589)	(6,232,056)

LOSS PER SHARE – Basic	$ (0.13)	$ (0.07)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	27,306,799	18,397,266	10,809,501

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Deficit

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)

DEFICIT, BEGINNING OF YEAR	$ (5,791,418)	$(4,381,529)	$ (3,923,940)	$ (3,100,741)
PRIOR PERIOD ADJUSTMENT (Note 2)	- - -	(66,600)	- - -	(66,600)
NET LOSS	(3,607,979)	(1,343,289)	(457,589)	(6,232,056)
DEFICIT, END OF YEAR	$(9,399,397)	$(5,791,418)	$(4,381,529)	$(9,399,397)

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Cash Flows

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)
OPERATING
Net loss	$(3,607,979)	$(1,343,289)	$ (457,589)	$(6,232,056)
Adjustments for non-cash items
Software development expense	1,891,479	- - -	- - -	1,891,479
Amortization	11,840	8,722	4,247	272,875
Research and development exp.	62,735	262,500	- - -	325,235
Share option expense	57,404	123,654	11,200	192,258
Loss on disposal of equipment	- - -	- - -	- - -	1,021
	(1,584,521)	(948,413)	(442,142)	(3,549,188)
Net changes in non-cash working capital balances: Sundry receivable Prepaid expenses Accounts payable and accrued liabilities	4,483 (73,161) 114,080	2,226 (704) (4,745)	(1,048) - - - 136,500	(1,141) (71,931) 249,074
	(1,539,119)	(951,636)	(306,690)	(3,373,186)
INVESTING
Loan receivable	- - -	- - -	(62,735)	(62,735)
Purchase of equipment	(43,276)	(20,666)	(18,292)	(69,591)
	(43,276)	(20,666)	(81,027)	(132,326)
FINANCING Issue of common shares and warrants net of issue costs Redemption of common shares Loans and advances	1,662,932 - - - 124,722	1,021,523 (15,000) 77,206	349,200 - - - 35,578	3,033,655 (15,000) 425,890
	1,787,654	1,083,729	384,778	3,444,545
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	205,259	111,427	(2,939)	(60,967)
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,191	(2,236)	703	375,417
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF YEAR	$ 314,450	$ 109,191	$ (2,236)	314,450
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	29,138	1,752	1,414	36,351

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

1.

CONTINUING OPERATIONS

(a)

Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)

Going concern

The consolidated financial statements of Titan Trading Analytics Inc. have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $9,399,397 as at October 31, 2006 (2005 - $5,791,418).  As at October 31, 2006, the Company also  has a working capital deficiency of $104,593 (2005 – $76,993).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options has been calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The 2005 year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in 2004, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)

CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004.  During the year, the Company negotiated the purchase of intellectual property from the director in exchange for settlement of the loan receivable.   In accordance with the agreement, $62,735 has been expensed to research and development costs in 2006 (see Note 9).

5.       EQUIPMENT

	October 31, 2006			October 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 87,578	$ 32,728	$ 54,850	$ 50,843	$ 21,546	$ 29,297
Office Furniture	8,432	847	7,585	1,891	189	1,702

Software
development costs	947,877	947,877	- - -	947,877	947,877	-
	$ 1,043,887	$ 981,452	$ 62,435	$ 1,000,611	$ 969,612	$ 30,999

6.

    LOANS AND ADVANCES

	2006	2005
Loan payable, is due to a Director and his associated company. The Loan is non interest bearing, unsecured and has no fixed term of repayment	$ 37,408	$ 20,559
Short term loan, bearing interest at 13% per annum, is secured by a promissory note with full payment due on April 15, 2007.	100,000	-
Advances of $70,000 US from partners of Titan Trading Limited Partnership. The advance is non-interest bearing, unsecured and has no fixed terms of repayment.	78,674	70,800
	$ 216,082	$ 91,359

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.

   SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,144,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants cancelled	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -

Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7. SHARE CAPITAL (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2004	13,024,965	3,984,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989

a)

Share Capital

During 2006, the Company completed two private placements of Units as follows:

(i)

In July 2006, the Corporation closed a non-brokered private placement of units     (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

(ii)

In February 2006, the company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The Warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months,

             and will expire February 1, 2008.

The issue costs relating to these placements totaled $118,407.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)

upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)

upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)

upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

During 2005 fiscal year, the Company completed five private placements and two debt conversions to common shares as follows:

(i)

In October 2005, the Company issued 1,509,026 units @ $0.18 per unit, for aggregate proceeds of $271,625.  Each unit consisted of one common share and  one-half of a common share purchase warrant.  Each of the 754,514 warrants entitles the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.  Of the common shares issued, 937,916 common shares were issued to settle $168,825 of loans and advances from an officer and director of the Company.

(ii)

In May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A Director of the Company subscribed for 200,000 units of the placement.

(i)

In March 2005, the Company issued 1,000,000 units amount of CDN $120,000 (US $100,000).  The 1,000,000 units issued, had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one-half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

(ii)

In February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entities the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

(iii)

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

(vi)       In August, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of Technology software from Cignal Technologies, LLC,

(vii)      In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to these placements totaled $77,652.

October 2005, 100,000 units at $0.15 per unit (paid-in amounts) were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired.  The value of the warrants that were cancelled and expired of $21,440 has been transferred to contributed surplus.  These shares and warrants were originally issued in February 2005.  The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

Escrowed Shares

       As at October 31, 2006, 900,000 common shares were held in escrow.  The release from escrow is based  upon the passage of time.

Stock Options

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  During fiscal year ended October 31, 2006, the company issued 360,000 stock options to consultants of the Company exercisable at $0.315, resulting in an additional charge to management fees and credit to contributed surplus of $57,404 (2005 - $123,654) the options will expire on June 23, 2011.

The Company has options outstanding under the stock option plan as follows:

Year	2006		2005
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,485,593	$ 0.16	1,700,000	$ 0.10
Granted Cancelled or Expired	360,000 (222,500)	$ 0.32 $ 0.23	1,810,593 (25,000)	$ 0.22 $ 0.25
Outstanding at end of period	3,623,093	$ 0.17	3,485,593	$ 0.16
Exercisable at end of period	3,353,093	$ 0.16	2,580,296	$ 0.14

The following table summarizes information on share options outstanding and exercisable at October 31, 2006:

Share options outstanding and exercisable

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$0.100	1,500,000	1,500,000	2.1
0.120	200,000	200,000	2.5
0.155	495,593	495,593	3.3
0.250	1,030,000	1,030,000	3.3
0.135	37,500	37,500	0.2
0.315	360,000	90,000	4.7
	3,623,093	3,353,093

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       Share capital (continued)

The company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

Weighted average grant date fair value per share option	0.32
Expected dividend rate	0%
Expected volatility	138%
Risk-free interest rate	3.75%
Expected life of options in years	5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at October 31, 2006:

Exercise Prices	Number Outstanding	Expiry Date
$0.25 $0.25 $0.30 $0.30 $0.50 $0.50	1,330,334 1,353,333 754,514 1,767,954 1,238,434 2,000,000	November 30, 2006 February 14, 2007 October 13, 2007 February 1, 2008 July 31, 2008 November 30, 2008
8,444,569

Contributed Surplus

The increase to contributed surplus in 2006 is due to $57,404 of stock based compensation expense (2005 - $123,654), $58,274 relating to expired and cancelled warrants (2005 - $21,440) and $1,575,000 relating to commons shares to be issued according to the software transfer discussed above.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

8.   FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 32.87% (2005 - 33.62%) to loss before income taxes.  The differences are as follows:

	2006	2005
Computed tax recovery	$ (1,185,943)	$ (451,614)
Deductible share issuance costs	(13,533)	(5,880)
Non-deductible expenses	91,841	44,504
Unrecognized losses	1,107,635	412,990
	$ -	$ -

The tax effect of significant temporary differences is as follows:

	2006	2005
Operating loss carry-forwards	$ 2,411,060	$ 1,249,000
Future income tax assets before valuation allowance	2,411,060	1,249,000
Valuation allowance	(2,411,060)	(1,249,000)
Future income tax assets	$ -	$ -

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $7,335,142 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2007		725,175	725,175
2008		585,785	585,785
2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,353,827	1,353,827
2026	173,617	3,404,950	3,578,567
Total	173,617	7,161,525	7,335,142

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

9.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2006	2005	2004
Management and consulting fees	$69,000	$ 114,769	$ 80,520
Research and development	540,194	600,376	120,000
Deposit on Technology (Loan receivable) (Note 4)	- - -	62,735	62,735
Loans and Advances (Note 6)	37,408	20,559	135,256

At October 31, 2006, $37,408 (October 31, 2005 - $20,559) due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

During the year, the Company issued shares and warrants in the amount of $1,891,479, in consideration for software developed by consultants who are also directors of the company.  The amount was expensed in the fiscal year ended October 31, 2006 as the consultants’ services had been substantially completed in that period.

The transaction was measured at the exchange amount, by reference to the fair value of the shares at the date of issuance.  The warrants were valued using the Black-Scholes pricing model using the following weighted average assumptions:

Expected dividend rate

0%

Expected volatility

119%

Risk-free interest rate

4.33%

Expected life in years

1.9 years

10.

COMMITMENTS

a)

The Company has lease agreements for its offices which expires February 28, 2007 and December 31, 2007 respectively.  The minimum annual payments until expiration of the leases are as follows:

Year	Total
2007	16,823
2008	2,562

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

10.

COMMITMENTS (continued)

b)

Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)

Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

11.

FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest rate risk

The Company is susceptible to interest rate price risk on its fixed rate debt.

12.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

13.

SUBSEQUENT EVENTS

In December 2006, the corporation closed a non-brokered private placement of units (“Units), subject to regulatory approval, which raised $1,158,965.  The Corporation will issue 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The corporation revised the amount of Finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

14.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 27,306,799 (2005 – 18,397,266).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

          The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company as at October 31, 2006 and 2005 and the results of operations and cash flows for the three years then ended under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statement and cash flows

Under U.S. GAAP Cash and Cash Equivalents for the statement of cash flows does not include bank indebtedness.  At the 2004 year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in-capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Comprehensive income

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  The Company has no comprehensive income items, other than net loss, in any of the periods presented.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  As at October 31, 2006 and 2005 the Company has not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset.  Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life.  Future income taxes are recognized at the acquisition date on that asset.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the changes.  When it is impracticable to determine the cumulative effect of applying a change in account principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  This Statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the impact of this Statement to be material.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning on an entity’s first fiscal year that begins after September 15, 2006.  The Company does not expect the impact of this Statement to be material.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year.  The Company does not expect the impact of this Statement to be material.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SAB 108

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This statement is effective for years ending after November 15, 2006.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for years ending after December 15, 2006.